Filed by US Airways Group, Inc.

Commission File No. 001-8444

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

The following is a transcript of a press conference held on February 14.

PRESS CONFERENCE

ADMIRAL’S CLUB AT DALLAS/FORT WORTH AIRPORT

Continental Court Reporters 1-800-779-6981

P R O C E E D I N G S

THE MODERATOR: Good morning, everyone. Thanks for joining us here in DFW. I’d like to welcome you, but also our employees from around the world who are listening in right now and also our friends from the media who are joining us from around the world as well. It’s obviously a big day for our company and for our customers and our people.

I’m happy to say that we have Tom Horton and Doug Parker joining us today. Following some of the remarks by Tom and Doug, we’ll open the floor for your questions.

And before we get started, I’d like to remind you of our Safe Harbor language relating to forward-looking statements we may take today. I hope you have seen our press release that we put out this morning. If not, you can find it on our new joint website, which is www.NewAmericanArriving.com. We also hosted an investor call this morning and web cast it, and it’s also available for replay on both company’s websites.

With that, I’m happy to turn the floor over the Tom Horton.

Tom?

MR. HORTON: Thank you, Andy.

THE MODERATOR: Yeah.

MR. HORTON: Welcome, everyone. It is great to see you all here today, and thank you for joining us here this morning.

We’re proud to introduce you to the new American Airlines. Through the merger of American and US Airways, we are creating a premier global carrier. And by combining the strengths of both companies, we will be delivering the most value to our owners and the greatest benefits to our customers and our people. The combined company will have everything we need to surpass the competition, putting American back on top in the global airline industry. With the largest global network, strong hubs, the best alliance partners and an even stronger OneWorld, the most modern fleet, a solid financial foundation and the finest team of people in the industry, we will once again be an industry leader worthy of the name American Airlines, America’s Flag carrier.

After months of reviewing a range of options, our board of directors, in collaboration with our creditors, concluded that the merger is the best next step for our company following a very successful restructuring. Today would not be possible without the dedication of the entire American team. And despite the challenges of our structuring process, they worked tirelessly, always keeping the customer at the center of everything we do. And as a consequence, we were able to continue to improve our performance and build the value of our great company. Together American Airlines and US Airways will serve more than 187 million passengers a year and employ more than a hundred thousand people. We’ll be headquartered right here in Dallas-Fort Worth, with a significant corporate and operational presence in Phoenix.

Continental Court Reporters 1-800-779-6981

At American, we’ve done a lot in the last couple of years to modernize our fleet, so far adding 120 new Boeing 737s, along with being the first U.S. carrier to fly the new Triple 7 300, and I hope you all get a good look at it. It’s parked right out there (indicating). It’s an amazing little plane. And later this year, we’ll begin taking delivery of our first Airbus A321s and A319s, further allowing us to match the right aircraft to the right market. We’ll combine the aircraft on order for both airlines, some 607 airplanes in total, and continue to invest in our company to ensure that we’re providing the most connected, most comfortable travel experience in the business.

So we take one of the most modern fleets of the industry, add in the flexibility to match our schedule to demand, hubs in the cities that are most important to business customers, and the strength to continue to invest in the products and services our customers value most, and we have everything it takes to lead in this industry. And that is good news, not only for our customers, but also for our people who will benefit from being part of a company with a strong financial foundation, which will create great opportunities over the long term.

Customers should also be pleased to know that we’ll improve valuable loyalty program benefits by expanding opportunities to earn and redeem miles in the combined network. There will be no changes to the Frequent Flyer programs of either airline as a result of the merger agreement. All miles in both programs, of course, will continue to be honored. Once the combination is complete, our frequent fliers will be able to joy more ways to earn miles from a global network of choice.

As we build a new industry leader, we will work with very capable partners, including, of course, my good long-time friend, Doug Parker, who I’ve known and respected for over 25 years. Having started his career here at American, Doug knows our company well and he understands all the value that we have built. He is a first rate leader, and I’m pleased to partner up with Doug as we take the new American into the future. Together, American and US Airways will build a leading global airline that is second to none.

With that, I’d like to turn it over to Doug, who will talk more about the compelling benefits that we expect to deliver together.

Doug, over to you.

(Applause).

MR. PARKER: Thank you, gentlemen.

Thanks, Tom.

I couldn’t be happier to be here. It’s an exciting day for both US Airways and American. And before I start, I do want to highlight that we would not be in the condition to do this today if it wasn’t for Tom and his leadership, the American team led by Tom. Tom, as he noted, we have known each other for a long time. I started my career straight out of school at American Airlines, sitting in a cubicle. And I could just look across to see one other person in a cubicle, and it was Tom, which wasn’t the best thing -- way to start your career, but I got through that. Actually, Tom was extremely helpful, helped me then. I’m

Continental Court Reporters 1-800-779-6981

elated that he’s here to help me now. He’s -- he is the best. He’s -- knows this business. And more importantly, what I know, because I’ve known Tom so long, he -- what he cares about is about American Airlines, the people of American Airlines, and throughout this entire process, he’s had one concern, not himself, but what’s best for American. And the fact that we’re here today is due to Tom and that focus.

As Tom said, this combination is the best path forward for our customers, our employees, our communities and our shareholders, and I couldn’t agree more. Our two networks are extremely complimentary, and the result is a competitive alternative for consumers to other global carriers. We expect to maintain all the hubs and destinations currently served by American Airlines and US Airways, and that’s great news for customers and the communities we serve. Customers of both airlines can enjoy the same connections they always have, plus many more, as our networks come together.

From a financial standpoint, we expect to generate more than 1 billion dollars in annual synergy by 2015. Most of these synergies come not from cutting cost but from our complimentary networks, which will allow us to make the best use of our combined fleet and go after and win new business from corporate customers. That’s part of what makes this merger so great. It’s built on such a strong base in combining two great carriers to create one that’s even stronger.

But what I’m happiest about for what this merger means and for today is what it means for the hard-working people of both companies. Employees from both companies have demonstrated their enthusiasm for this merger and played a significant role in facilitating the combination. Their enthusiasm is well placed. This merger is about the opportunity to grow revenues by combining networks, which also means more opportunities for employees, as the combined airline flies more people to more places. We’ll be able to offer good jobs and greater opportunities as a stronger airline. And together, we’ll provide a path for improved compensation and benefits, more places for our people to fly to and a more secure future for all of our employees.

As previously announced, the unions representing American Airlines pilots, flight attendants and ground employees, as well as the union representing US Airways pilots, have agreed to terms for improved collective bargaining agreements, effective upon the closing of the merger. In addition, the union representing US Airways flight attendants has reached a tentative agreement that involves support for the merger. The American Airlines union representing -- unions representing pilots and flight attendants are working with their US Airways counterparts to determine representation and single group protocols.

And as evidence of all that, we have so many people here today that I wish I could thank all of you individually for all that you’ve done to get us here. I can’t -- I couldn’t be happier to have you all here. I know Tom joins me. I do want to recognize the leaders of the unions who are here today.

Keith Wilson, president of APA -- thank you, Keith.

Captain Gary Hummel, president of USAPA. Thank you, Gary.

Continental Court Reporters 1-800-779-6981

Laura Glading, president of APFA; Deborah Volpe and Roger Holmin, who are the presidents of AFA CWA at US Airways. John Conley -- thanks, John -- international vice president, assistant to the president at the TWU, here representing Jim Little -- thanks, John.

Bill Gray -- where is Bill -- Bill Gray, Reginald from the TWU at US Airways -- thank you, gentlemen.

Tom Higginbotham from Frank O’Donnell from IAM -- where are you guys? Hi, guys.

And -- and then lastly, Owen Hoffmeyer and Kim Barboro from the Communication Workers of America and the IBT, respectfully, US Airways.

Anyway, thanks to all of you for being here. Tom and I both thank you for all you’ve done to get us to this point, to make this announcement possible. We have a big obligation now to live up to what you -- the standard you’ve set for us and to go do what you’ve asked us to do, which is build a great airline for the people of the new American Airlines. I’m certain we can do that because of your support. We wouldn’t be here without you.

I -- I left out a name, by the way. Dave Bates is here, who also put a huge role in this -- thank you, David, Captain Bates, for your role in this.

So without all of you we wouldn’t be here. We’re so excited about the opportunity to work together to build an airline that all of us can be proud of and one that I know is going to be the best airline in the world, the best for our customers, the best for our shareholders and the best one to work for. So I’m looking forward to that. I can’t wait to get started. We got a lot of work to do before we are started. It’s going to take us some time to get to where we have this -- to where we have this closed and we expect that in the third quarter of this year, but once we have it closed, thanks to the support of this great team, we’re going to be off -- we’re going to be off and running and getting ready to build the best airline in the world. So thank you all very, very much for your support.

And we are happy to take questions.

(Applause).

THE MODERATOR: Okay, everyone. We have -- obviously, on the phone and listening through the -- for web -- through the web. We’re happy to take questions from the media. I would ask that you identify yourselves and also be mindful that the folks on the phone are -- are interested in what you have to say and your question. Thanks. We’ll take -- start taking the first question right now.

MR. FINK: Hi, Jack Fink from CBS 1 here in Dallas. A lot of analysts believe that there could be higher airfares because there’s less competition. What do you tell customers about that and will you initiate fare sales instead of raising prices, which the other airlines and your airlines have done, too?

MR. PARKER: And, again, what I note -- what I said in my comments, which is these are two highly complimentary airlines of -- the over 900 routes that we fly individually, when you add them up, there are only 12 of them where we have overlap, so this really is about taking two airlines, teaming together

Continental Court Reporters 1-800-779-6981

and providing better service to customers. And also, I would note takes -- it creates a nice third competitor for the two larger airlines. So our view is it increases competition, doesn’t decrease competition.

THE MODERATOR: Next question. Sir?

MR. WHITELY: Hi, there. Jason Whitely from WFAA in Dallas. Just curious, what kind of job loss do you expect? Because there will be some duplication, especially at headquarters at both airlines. What do you expect system wide and especially in Dallas and in Phoenix?

MR. HORTON: Well, I think because our networks are complimentary, as Doug said, we have only 12 overlapping routes out of some 900 or so that we fly together, we expect very little redundancy at all in the operation. It’s -- it’s really about putting together the management teams and the efficiency that can be created there. So there will be some reductions in the management front.

MR. PARKER: But not a material number in management employees, who understand how this works in mergers like this, and we’ll do our best to make sure that -- that they’re taking care -- as we do this. But that is one of the bad things of mergers, you often have more management people than you need, but the reality is it’s going to be based here in Dallas-Fort Worth. So there will be some people who don’t want to move from Phoenix. And most of this will take care of itself. We’re not anticipating any major layoffs from the moves.

THE MODERATOR: Next question.

MR. RUSSELL: Edward Russell, Flightglobal. On the call earlier this morning, you said you expected no antitrust issues with the approval. I’m just wondering if you wanted comment on the situation at DCA. I know DOJ raised issues with a slot swap previously.

MR. PARKER: Well, again, the -- the combination of -- adding American to US Airways’ current operation at DCA -- doesn’t, we believe, raise to the level of anything that should remotely concern the Department of Justice, but we’ll see -- this is -- what I know is what I said before. There’s over 900 routes, only 12 overlap, and most of those are hub to hub. So this is -- there is -- this is not a situation where the carriers have significant overlap, and we’re happy to work with the DOJ. We’ve already begun that process, by the way. We filed on our -- we filed joint HSR filings back on January 31st, so we’ve begun working with -- with the Department and look forward to continuing work with them, but this -- this is not a transaction that we anticipate any sort of regulatory issues with.

THE MODERATOR: Next question.

MR. VILLEDA: Hi, there Ray Villeda, NBC 5 here in DFW. When do we expect to see the changes trickle down to the passengers, and when can we expect to see those work forces combined from both airlines?

MR. HORTON: Well, from a customer perspective, as you probably know, American has been investing a lot in our customer experience this year, everything from, you know, hundreds of new airplanes to

Continental Court Reporters 1-800-779-6981

reconfiguring our long-haul airplanes with lie-flat seats in basic business class, those sorts of things. Lots of new products and services. You know, and Doug and I have talked a lot about this, and that is very much the vision for the future of the -- the new American Airlines. And indeed, because of the combination and the strong financial foundation that our company will have, it will only enhance our ability to invest on behalf of our customers.

MR. CALDWELL: Tim Caldwell with NBC 5. We hear a lot of concern from customers about advantage miles and benefits that they’ve accrued with each of the airlines. Can you explain to us exactly how that would work, and if the systems are going to be combined, when will that happen?

MR. HORTON: Well, it’s only up-side for frequent fliers. So, you know, Advantage Members can now earn and redeem miles across a bigger, broader network that takes them to more places. And the same goes for US Airways Frequent Flyer members. So it’s only up-side. The miles will, of course, be secured and be honored, but, again, across a bigger, broader network, which incidentally, includes the great carriers of the OneWorld alliance.

MR. PARKER: And it’s one of those things that doesn’t happen, of course, until we close the transaction. Again, we -- sometime between now and the third quarter, we -- we will be in transition. We’ll close sometime in the third quarter. We anticipate at that point everyone’s Frequent Flyer miles will -- will work quickly to combine into one program.

MS. BARAGER: Hi, Lari Barager from Fox 4. What is the time frame for relocations for people here in DFW to see the headquarters come together and relocating and making the home here?

MR. PARKER: Again, let me -- let me back up first to the timing of the transaction. Announcement today. Expect close on -- sometime in the third quarter. Between now and then, we’re two separate airlines -- still our competitors. We can -- we will work on transition. We can work on planning. We can’t work on executing anything in terms of real execution of the merger until we close. So what Tom and I have talked about is working between now and then to -- to designate the team, but the senior team, the officer team, because we’d like to have that uncertainty resolved prior to announcement. But I don’t -- I don’t know exactly when that will be, sometime between now and when it’s announced. It will certainly take a number of months for us to get to know each other’s teams better and figure out how best to integrate the teams. But, again, that will just be the officer team. Having done that, sometime shortly after close, we’ll work to start making sure we have the right team -- the right team of people in the right place, but this -- it will be several months.

MR. HORTON: And we’ll start the integration planning right away. So Doug and I will jointly share a transition committee, whose job it will be to -- to get the integration planning off and running. We’ll each name an integration leader, each of our companies. And the objective will be do the work so that the day we close the merger we hit the ground running.

THE MODERATOR: Next question. Terry?

Continental Court Reporters 1-800-779-6981

MR. MAXON: Terry Maxon, Dallas Morning News. This one’s more for Tom. You’ve worked very hard to do the restructuring and -- AMR and American Airlines, so that -- and I know your goal was to run the biggest and best airline in the world. Have -- could you kind of reflect on the fact that as this shake -- shook out with a merger that in the not too distant future you will no longer be with American and no longer running American Airlines?

MR. HORTON: I don’t think it would be fair to say my goal was to run the biggest and best airline. My goal was to make sure American Airlines is the best airline in the world. And that’s exactly what’s going to happen here. So when you think of what’s happened over the last 15 months, we’ve created a competitive cost structure, we’ve created a strong balance sheet, we’ve reinvested in the products and services, we’ve launched the biggest aircraft order in the history of the airline business, lots of new products and services. All of that has created value and built a stronger, better American, which is now the foundation for the merger with US Airways, which was done on, I think, terms that were very favorable to the owners of American. So I think it’s a great outcome. I think this is the -- sort of the final step in building the great American which is -- which is going to be the industry’s leading airline.

THE MODERATOR: More questions. Holly?

THE REPORTER: Obviously, you’re going to change from Star Lines to OneWorld. Do we have a timetable on that and how that process is going to work in terms of bringing US Airways over?

MR. PARKER: Not yet. We’ll have to work that out with our Star partners. And the reality is once we are -- you know, American Airlines, obviously, is founding member of OneWorld, and as we become part of American Airlines, we will become part of OneWorld. The actual separating the old US Airways from Star is something we still need to work out with Star partners and make sure customers have a smooth transition, but that’s one I know we can work out. I can’t -- nothing to tell you just yet.

MR. HORTON: The OneWorld story is a very important one. You know, American was a founding member OneWorld. I am the chairman of OneWorld, and that’s a hat I’ll continue to wear. And I think OneWorld is the best airline alliance in the world, just because of the airlines that we have and places where we are strong, but this only makes us stronger. And so as a result of this combination, OneWorld will now be roughly the same size as the Star alliance in terms of just aggregate size, but if you look at where OneWorld is positioned, we have hubs in all the most important markets in the world to the business customers. You know, London, New York, Tokyo, Hong Kong, these are what have the largest concentrations of premium customers. And that combined with sort of the premier airlines that are in OneWorld and now with the new, larger American Airlines, it’s -- it’s a powerhouse.

THE REPORTER: Oftentimes in a merger, we see that the liberty will change on an aircraft. American just announced the new liberty a couple of weeks ago. What is going to happen with the new design going forward as the companies merge?

MR. HORTON: Yeah, we -- some people have observed that our new logo looks like something you might have designed if you were going to put US Air and American together, but it -- it is a new look. We are rolling it out very quickly. In fact, we have 60 new airplanes coming this year that will be delivered in

Continental Court Reporters 1-800-779-6981

the new liberty. And we are planning others on our existing fleet. And I think it -- it is a great representation of the new American going forward.

MS. SCHLANGENSTEIN: Mary Schlangenstein with Bloomberg News. Doug, for years you’ve been a proponent of consolidation, but can you talk about how you expect the contraction of the U.S. industry to three major full-service airlines, how that will affect the stability of the industry, and will we likely see more stable pricing going forward?

MR. PARKER: Well, again, I -- I wouldn’t call it contraction. It’s consolidation. It’s -- the number of seats aren’t shrinking. It’s just managed by fewer people, which mean -- by fewer companies, which means customers of those airlines have more places to fly on one individual airline. It creates three stronger airlines. What I -- what I really believe is happening here with the combination of American-US Airways is creating a third very strong competitor to United and Delta, who have already gone through similar consolidations. And you’re left with a -- a very competitive but much more rationale business model. Three intensely competitive airlines that can then do similar things for customers, take you all around the world, are part of global alliances, so it’s -- so we’ll be intense competitors with each other, but not the way it was a few years ago where there were 13 of us that couldn’t -- none of us that could do that, and all of us that were trying to steal share from each other. So I think -- this will be -- this will result in what is a very rational but intensely competitive business.

MR. HORTON: And I think -- I think -- very much on a global scale, and it’s really about the three international alliances competing with one another. And so there will be lots of choice, lots of competition, but with OneWorld, I really like our odds.

MR. GOMEZ: This question is for Mr. Parker. Can you tell us more -- I’m Joe Gomez with KRLD News back here. Can you tell us more about the factors that led up to the decision that you’re -- you’re going to be taking over the Helibus combined airline? Did concerns from labor unions have anything to do with that?

MR. PARKER: The -- the reality is this isn’t about me or Tom. This is about what’s doing -- doing what’s best for the combined companies. And in doing so, we had a lot of decisions to make. This is one decision that we made as a result of coming together, that Tom and I have made of how best to do the transition. It’s one that I’m very happy with, and Tom’s told you he’s happy with. I’m elated with Tom. What we agreed is the company -- it’s going to be difficult enough to run a transition. And to run a new airline, you need to have one leader and only one leader. The -- the rest of the airline sees and -- and Tom was nice enough to agree to hang around and help me with that transition, but then also cared enough about American to know that once that transition happens, that the company needs to see one leader and is competent enough in me to let me be that, which I’m elated to do.

MR. HORTON: Don’t mess it up.

MR. PARKER: I’ll try.

Continental Court Reporters 1-800-779-6981

(Laughter).

MR. COHEN: Dave Cohen with the Associated Press. This is for Mr. Parker, I guess. We just got new figures out from DOT this week. They show AMR’s continuing operational problems. There were some issues behind that this year, but they -- they struggled a little bit in 2012, with on time and -- and complaints and other things. How are you going to fix that, and have you already begun the process of how you’re going to change operations?

MR. PARKER: Yeah, I don’t want to speak to American’s operations, and -- and if there are issues, I certainly don’t know of any. What I -- what I can tell you is what’s important to the US -- to me at US Airways and what I know will be important as we move forward to the larger American Airlines, which is operating reliability is -- is very high on -- on customers’ lists of things that matter the most, make sure you get me there on time and my bags there, and that’s -- that customers care about as much as anything. So we -- we have put an extreme focus on that at US Airways. There will be extreme focus on that at the new American, again, if there’s not already, but I’m certain there will be one going forward. And the customers will know that they’ll be -- when they book an American Airlines flight, they can rely on having one of the most reliable operators in the industry, if not the most reliable.

MR. SCHNURMAN: This is Mitchell Schnurman with The Dallas Morning News. A question for Doug. The hostility between American labor and management is well known. It was one of the key factors in their filing for bankruptcy, and you were able to come in and strike a deal with the pilots and the other unions. Would you explain to us how you were able to find common ground and how you plan to build on that as you go forward?

MR. PARKER: Again, it -- what I know is we had a plan that allowed us -- that called for putting the two companies together and creating one stronger than either of us can be independently. And that allowed us to be able to do more than either of us could independently. It’s not to say American wouldn’t have come up with the same plan at some other point in time and -- even as of today, but as of -- as of the time that we were working on this and American was working through their restructuring, it was our plan. And that plan called for putting two companies together, creating a network that could generate higher revenues, and because we were -- it would generate higher revenues, able to do more for our employees, which I think is the right thing to do. And so that’s what -- that’s what we offered. We had some visionary leaders of unions who -- who embraced that and were supportive, but, again, I think that’s less about -- I think it’s more about supporting a plan of a merger and less about trying to support one team or another, more about the idea. And the idea is one that’s good for all of our employees, and Tom and I agree.

MR. HORTON: And -- it’s been pretty well reported that Doug and I had a little discussion about a merger, you know, before entering the restructuring process, but, again, it was clear to both of us that American really needed to get its own house in order before -- before we could presume or -- and indeed, that’s what we did. And the people of American worked incredibly hard over the past year to -- to put American in a position to do a really sensible merger for our company, and I’m proud of everybody for getting it done. And I think the outcome is result.

Continental Court Reporters 1-800-779-6981

THE MODERATOR: And we probably have time for two or three more questions at the most, so please.

MR. BLACK: Tom Black with Bloomberg. Can you run us through some of the financials post mergers, any of your projections that are on -- on the earnings impact, your interest coverage and your debt to EBITDA, some of those projections that you have?

MR. PARKER: No. One, because I don’t have them in my head. Two, if I did, we’re not sharing those just yet. But what -- what we have -- what we are talking about today is how -- irrespective of what you may believe happens at either of the airlines independently, if you put those together, you can add about a billion dollars or more in net -- in the net, bottom-line profit to those companies because of the value of putting them together. So analysts and others should go run their own projections for American and US Airways stand alone, but when you do that and put them together, our recommendation is you have at least a billion dollars a year in synergies because that’s the value we’re going to get with the list of carries you have. And that is enormous value, and that’s why we are getting this done, as there was so much there to share for both the US Airways shareholders and for the American Airlines creditors.

MR. HORTON: And it’s great value creation, but it’s all dependent on execution, of course. And we’ve seen that around the industry, execution makes all the difference. And so that’s why Doug and I are very focused on making sure that we bring together the best of both companies and create the best team in the industry to make this thing happen.

MR. STARKEY: John Starkey, Rambler newspaper. Bringing it down to a local level, what does it mean to the DFW Airport, terminal usage, that sort of information? What are you planning for the DFW Airport since you both have a large presence here?

MR. HORTON: I think -- I think it’s only good news for DFW. It just means that, you know, the airline that is the home base airline at DFW is just that much stronger, that much bigger. And in time, I think it will mean growth for DFW.

MR. GILBERTSON: Hi, Dawn Gilbertson with the Arizona Republic. Doug, a few years ago when you were in talks with United, Continental swooped in and their CEO famously said they wanted to save United from the ugly girl. Do you feel like the pretty girl today?

(Laughter).

MR. HORTON: In -- in an effort to sort of recover from that, I called Doug a very handsome man. And I wouldn’t go that far.

MR. PARKER: Is that camera still running?

Okay. Tom, I’m going to ignore the question. And tell you again how happy we are about this merger today and how -- how pleased we are to be here. We’re -- the future that’s ahead, we’re extremely excited about. This is good for US Airways. It’s good for American Airlines. We can’t wait to get started on this integration. We’ve got a lot of work between now and then. We appreciate all of your support and all of your interest in this. I’m surprised you’re actually here today since it’s been so widely reported

Continental Court Reporters 1-800-779-6981

by all of you up until now, but anyway, I guess let’s -- I don’t know why you’re here, but anyway, you were right. It was happening. It did happen. We’re -- we are extremely excited about it, and now the hard work begins, going and making this happen. What I know is we have the right team in place to do that and the best set of employees in the world, so we couldn’t be more excited. Thank you very much.

(Applause).

THE MODERATOR: Everyone, thank you so much for joining us today. Thank you on the phone and on the web. We really appreciate it.

(Proceedings concluded at 10:37 AM)

Continental Court Reporters 1-800-779-6981

STATE OF TEXAS   )

COUNTY OF DALLAS   )

This is to certify that I, Cinnamon Boyle, Certified Shorthand Reporter in and for the State of Texas, reported in shorthand the proceedings conducted at the time and place set forth in the caption hereof and that the above and foregoing pages contains a full, true, and correct transcript of said proceedings.

Certified to by me this         day of                 , 2013.

CINNAMON BOYLE, Texas CSR 6394

Expiration Date: 12/31/13

Continental Court Reporters, Inc.

Firm No. 349

Center City Plaza

1412 Main Street, Suite 900

Dallas, Texas 75202

(214)742-4949

Continental Court Reporters 1-800-779-6981

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

Continental Court Reporters 1-800-779-6981